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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 28 2017
Washington DC
416

SEC FILE NUMBER
8-22990

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2016 (MM/DD/YY) AND ENDING December 31, 2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Keel Point Capital, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Church Street, Suite 500
(No. and Street)

Huntsville	AL	35801
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Alan L. Bagwell FINOP 256-704-5111
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EEPB, P.C.
(Name – *if individual, state last, first, middle name*)

2950 North Loop West, Suite 1200	Houston	TX	77092
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Alan L. Bagwell, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Keel Point Capital, LLC, as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

FINOP
Title

Dana M. Hanson
Notary Public 2/27/17
Commission Expires 3/8/2020

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KEEL POINT CAPITAL, LLC

FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

DECEMBER 31, 2016

CONTENTS

EEPB P.C.
CPAs & BUSINESS ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member
of KEEL POINT CAPITAL, LLC

We have audited the accompanying statement of financial condition of KEEL POINT CAPITAL, LLC as of December 31, 2016, and the related statements of income, changes in member's equity, and cash flows for the year then ended. These financial statements are the responsibility of KEEL POINT CAPITAL, LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of KEEL POINT CAPITAL, LLC as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Computation of Net Capital Pursuant to SEC Rule 15c3-1 has been subjected to audit procedures performed in conjunction with the audit of KEEL POINT CAPITAL, LLC's financial statements. The supplemental information is the responsibility of KEEL POINT CAPITAL, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the

2950 North Loop West, Suite 1200 | Houston, TX 77092 | (p) 713.622.0016 | (f) 713.622.5527 | www.eepb.com
An Independent Member of DFK International

supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

EEPB, P.C.

EEPB, P.C.
Houston, Texas
February 22, 2017

KEEL POINT CAPITAL, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2016

ASSETS

Current Assets		
Cash	$	831,425
Cash held with clearing broker		73,890
Intercompany receivable		608,394
Accounts receivable		3,532
Deposits with clearing broker		50,000
Other current assets		39,644
Total current assets		1,606,885
TOTAL ASSETS	$	1,606,885

LIABILITIES AND MEMBER'S EQUITY

Liabilities		
Accounts payable and accrued expenses	$	53,533
Member's Equity		1,553,352
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	1,606,885

The accompanying notes are an integral part of the financial statements.

KEEL POINT CAPITAL, LLC

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2016

Revenues		
Commission and fee income	$	736,997
Dividends and interest		3,790
Total revenues		740,787
Expenses		
Salaries and employee benefits		315,304
Office and other operating expenses		395,483
Total operating expenses		710,787
Net income	$	30,000

The accompanying notes are an integral part of the financial statements.

KEEL POINT CAPITAL, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2016

	Member's Equity
Balance, beginning of the year	$ 1,523,352
Net income	30,000
Balance, end of year	$ 1,553,352

The accompanying notes are an integral part of the financial statements.

KEEL POINT CAPITAL, LLC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2016

CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$	30,000
Adjustments to reconcile net income to net cash provided by (used in) operating activities:		
Increase (decrease) in cash related to changes in assets:		
Cash held with clearing broker		(64,923)
Accounts receivable		7,830
Other current assets		(33,642)
Increase in cash related to changes in liabilities:		
Accounts payable and accrued expenses		41,995
NET CASH USED IN OPERATING ACTIVITIES		(18,740)
CASH FLOWS USED IN FINANCING ACTIVITIES		
Advances to Keel Point, LLC		(177,745)
NET DECREASE IN CASH AND CASH EQUIVALENTS		(196,485)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR*		1,027,910
CASH AND CASH EQUIVALENTS, END OF YEAR*	$	831,425
CASH PAID FOR INTEREST	$	-
CASH PAID FOR TAXES	$	-

* Amounts do not include cash held with clearing broker.

The accompanying notes are an integral part of the financial statements.

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

KEEL POINT CAPITAL, LLC (the "Company"), is a Delaware limited liability company. The Company was formed for the purpose of conducting business as a broker/dealer in securities. The Company is a member of and is subject to regulations by the Financial Industry Regulatory Authority (FINRA). The Company is a wholly owned subsidiary of Keel Point Partners, LLC ("Keel Point").

Cash and Cash Equivalents

For the purposes of the statement of cash flows, the Company considers cash and highly liquid investments with maturities of three months or less when purchased to be cash and cash equivalents.

At times, the Company maintains cash in bank deposits that, at times, exceed federally insured limits. The Company did not experience any losses and does not anticipate any losses associated with these accounts.

Accounts Receivable

During the year, the Company earned commissions for certain variable annuities. The Company's management has not experienced issues collecting any of these commissions and believes the remainder is collectable, thus no allowance has been made.

Deposits Held by Clearing Brokers

Under the terms of the Clearing Agreement with National Financial Services, LLC ("NFS"), the Company is required to maintain a certain level of cash on deposit with NFS which amounted to $50,000 at December 31, 2016. Should NFS suffer a loss due to a failure of the Company's customer to complete a transaction, the Company is required to indemnify NFS to the extent of such loss. As of December 31, 2016, there were no amounts owed to the clearing broker nor did the company incur a loss during the year ended December 31, 2016 due to a customer's failure to complete a transaction.

Marketable Securities

Marketable securities are recorded at market value based on quoted market prices as of the balance sheet date. The difference between cost and market value is included in income.

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (*Continued*)

Revenue Recognition

Realized gains from securities transactions are recognized as securities are sold, on a trade date basis. The Company's revenues from brokerage and mutual fund commissions are recorded on the trade date.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

The Company is a single member limited liability company and reports on a combined basis with its parent company as a partnership for federal income tax purposes. The Company's taxable income or loss is therefore passed through to the parent company members and reported on their respective tax returns. Accordingly, no provision for federal income taxes has been recorded in these financial statements.

Fair Value of Financial Instruments

The Company accounts for all financial assets and liabilities ASC 820-10, "Fair Value Measurements." ASC 820-10 provides standards and disclosures for assets and liabilities that are measured and reported at fair value. As defined in ASC 820-10, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). ASC 820-10 requires disclosure that establishes a framework for measuring fair value and expands disclosure about fair value measurements. The statement requires fair value measurements be classified and disclosed in one of the following categories:

Level 1: Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities. An active market for the asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2: Measured based upon inputs that are observable, either directly or indirectly, for the asset or liability other than quoted market prices included in Level 1. These inputs include: a) quoted prices for similar asset or liabilities in active markets b) quoted prices for identical or similar assets or liabilities in markets that are not active c) inputs other than quoted market prices that are observable and d) inputs that are

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

derived primarily from or corroborated by observable market data by correlation or other means.

Level 3: Measured based on unobservable inputs for the asset or liability for which there is little, if any, market activity for the asset or liability at the measurement date. This input includes management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. The inputs are developed based on the best information available in the circumstances, which might include management's own data.

As required by ASC 820-10, financial assets and liabilities are classified based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement requires judgment, and may affect the valuation of the fair value of assets and liabilities and their placement within the fair value hierarchy levels. The Company has no assets or liabilities that are measured and reported at fair value as of December 31, 2016.

NOTE 2: RELATED PARTY TRANSACTIONS

The Company serves as a securities broker for an affiliated company, Keel Point, LLC, an investment advisor registered with the Securities and Exchange Commission. The Company relies on Keel Point's client relationships in order to generate substantially all of its business. The Company performs brokerage services at no charge for Keel Point's managed portfolios. The Company retains all fees and commissions for Keel Point's unmanaged securities portfolios and mutual funds. As of December 31, 2016, the Company has unsecured advances due from Keel Point, LLC in the amount of $608,394.

The Company shares office rent, salaries and certain other expenses with Keel Point, LLC. Such expenses are allocated on an historic ratio of revenues of each company. Total expenses allocated to the Company from Keel Point, LLC aggregated approximately $372,655. Management believes the terms of these transactions are no different than what could be obtained from an unrelated party.

NOTE 3: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital of $50,000 (including subordinated indebtedness) and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2016, the Company had net capital, as defined, of $903,836, which was $853,836 in excess of the required net capital of $50,000. The Company's ratio of aggregate indebtedness was .06 to 1 at December 31, 2016. The Company is currently in compliance with these requirements.

The Company is exempt from the provisions of SEC Rule 15c3-3 under paragraph (k)(2)(ii), as described in the statement of omitted supplemental data in the supplemental information.

NOTE 4: COMMITMENTS AND CONTINGENCIES

The Company executes securities and futures transactions on behalf of its customers. If either the customer or the counterparty fails to perform, the Company may be required to discharge the obligation of the nonperforming party. In such circumstances, the Company may sustain a loss if the market value of the security or futures contract is different from the contract value of the transaction. The Company does not expect nonperformance by customers or counterparties.

The Company clears all of its securities transactions through clearing brokers on a fully disclosed basis. Pursuant to the terms of the agreements between the Company and the clearing brokers, the clearing brokers have the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations. As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right. At December 31, 2016, the Company has no recorded liabilities with regard to the right. During 2016, the Company did not pay the clearing brokers any amounts related to these guarantees.

The Company's policy is to monitor its market exposure, customer risk, and counterparty risk through the use of a variety of credit exposure reporting and control procedures, including marking-to-market securities and any related collateral as well as requiring adjustments of collateral levels as necessary. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of each counterparty and customer with which it conducts business.

NOTE 5: SUBORDINATED LIABILITIES

The Company had no subordinated liabilities at any time during the year ended December 31, 2016. Therefore, the statement of changes in liabilities subordinated to claims of general creditors has not been presented for the year ended December 31, 2016.

NOTE 6: UNCERTAIN TAX POSITIONS

The Company did not have unrecognized tax benefits as of December 31, 2016, and does not expect this to change significantly over the next twelve months. The Company recognizes interest and penalties accrued on any unrecognized tax benefits as a component of income tax expense in accordance with ASC 740-10-25. The Company files consolidated income tax returns with Keel Point Partners, LLC. As of December 31, 2016 the federal and state tax years subject to examination generally include all years from 2013 and beyond. As of December 31, 2016, the Company has not accrued interest or penalties related to uncertain tax positions.

NOTE 7: SUBSEQUENT EVENTS

Subsequent events were evaluated from January 1, 2017 through February 22, 2017, which is the date the financial statements were available to be issued. No reportable events were noted.

SUPPLEMENTAL INFORMATION

KEEL POINT CAPITAL, LLC

COMPUTATION OF NET CAPITAL
PURSUANT TO SEC RULE 15C3-1

DECEMBER 31, 2016

Net capital computation:	
Member's equity	$1,553,352
Deduct:	
Non-allowable assets	(648,038)
Net capital before haircuts on marketable securities positions	905,314
Haircuts on marketable securities	(1,478)
Net Capital	$ 903,836
Net capital required based on leverage:	
Total liabilities – aggregate indebtedness	$ 53,533
Total capital required based on 6 2/3% of liabilities	$ 3,569

Under its current agreement with the FINRA, KEEL POINT CAPITAL, LLC (the "Company") is required to maintain net capital of $50,000.

STATEMENT PURSUANT TO PARAGRAPH (D)(4) OF RULE 17A-5

There was no difference between the above computation of net capital pursuant to Rule 15c3-1 and the corresponding computation prepared by the Company and included in the Company's unaudited Part II A FOCUS report filing as of December 31, 2016.

STATEMENT OF OMITTED SUPPLEMENTAL DATA

The Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 and the Information Relating to Possession or Control Requirements Under Rule 15c3-3 have been omitted because KEEL POINT CAPITAL, LLC is exempt from the requirements of Rule 15c3-3 under condition (k)(2)(ii). The conditions of the exemption were being complied with as of December 31, 2016 and no facts came to our attention to indicate that the exemption had not been complied with during the year ended December 31, 2016.

Keel Point

100 Church Street, Suite 500
Huntsville, Alabama 35801
T 256.704.5111 F 256.704.5110
www.keelpoint.com

February 6, 2017

Exemption Report

Customer Protection Rule:

The company is required by the (k) (2) (ii) exemption to SEC Rule 15c3-3 to clear all transactions with and for customers on a fully disclosed basis with a clearing broker, and to promptly transmit all customer funds and securities to the clearing broker which carries all of the accounts of such customers.

Keel Point Capital, LLC Assertions:

We confirm, to the best of our knowledge and belief, that:

1. Keel Point Capital, LLC claimed an exemption from SEC Rule15c3-3 under the provisions in paragraph of (k)(2)(ii) throughout the year ended December 31, 2016.

2. Keel Point Capital, LLC met the identified exemption provisions in SEC Rule 15c3-3(k)(2)(ii) throughout the year ended December 31, 2016 without exception.

Robert C. Mayes, CEO

Alan Bagwell, COO/FINOP

Securities offered through KPC, Member FINRA & SIPC. Investment Advisory Services offered by Keel Point, LLC an affiliate of KPC.

EEPB P.C.
CPAs & BUSINESS ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

February 22, 2017

To the Board of Directors and Member
of KEEL POINT CAPITAL, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) KEEL POINT CAPITAL, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which KEEL POINT CAPITAL, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) KEEL POINT CAPITAL, LLC stated that KEEL POINT CAPITAL, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. KEEL POINT CAPITAL, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about KEEL POINT CAPITAL, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

EEPB, P.C.

EEPB, P.C.

Houston, Texas

2950 North Loop West, Suite 1200 | Houston, TX 77092 | (p) 713.622.0016 | (f) 713.622.5527 | www.eepb.com
An Independent Member of DFK International

EEPB P.C.
CPAs & BUSINESS ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

February 22, 2017

To the Board of Directors and Member
of KEEL POINT CAPITAL, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2016, which were agreed to by KEEL POINT CAPITAL, LLC and SIPC, solely to assist you and the other specified parties in evaluating KEEL POINT CAPITAL, LLC's compliance with the applicable instructions of Form SIPC-7. KEEL POINT CAPITAL, LLC's management is responsible for KEEL POINT CAPITAL, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries and check copies, noting no differences;
2) Compared the amounts reported on the audited Form X-17A-5 (FOCUS Report) for the year ended December 31, 2016 with the amounts reported in Form SIPC-7 for the year ended December 31, 2016, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

2950 North Loop West, Suite 1200 | Houston, TX 77092 | (p) 713.622.0016 | (f) 713.622.5527 | www.eepb.com
An Independent Member of DFK International

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

EEPB, P.C.

EEPB, P.C.

Houston, Texas

SIPC-7

(33-REV 7/10)

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended 12/31/2016

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

17*17*******2138*********************MIXED AADC 220
22990 FINRA DEC
KEEL POINT CAPITAL LLC
100 CHURCH ST SW STE 500
HUNTSVILLE AL 35801-4956

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____

2. A. General Assessment (item 2e from page 2) $ 191.70

B. Less payment made with SIPC-6 filed (**exclude interest**) (117.07)

____
Date Paid

C. Less prior overpayment applied (________)

D. Assessment balance due or (overpayment) 74.63

E. Interest computed on late payment (see instruction E) for______days at 20% per annum ________

F. Total assessment balance and interest due (or overpayment carried forward) $ 74.63

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☑ **Funds Wired** ☐
Total (must be same as F above) $ 74.63

H. Overpayment carried forward $(________)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Keel Point Capital LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 6th day of February, 20 17.

FINOP
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ ________ ________
Postmarked Received Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2016
and ending 12/31/2016

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 740,786
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	583,647
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	67,706
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	14
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	12,739
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	664,106
2d. SIPC Net Operating Revenues	$ 76,680
2e. General Assessment @ .0025	$ 191.70
	(to page 1, line 2.A.)

Keel Point

100 Church Street, Suite 500
Huntsville, Alabama 35801
T 256.704.5111 F 256.704.5110
www.keelpoint.com

SEC
Mail Processing
Section
FEB 28 2017
Washington DC
416

February 27, 2017

Securities and Exchange Commission
Office of Filings and Information Systems
100 F Street NE
Mail Stop 8031
Washington, DC 20549
Attn: Branch of Registrations

Re: Keel Point Capital, LLC
SEC File Number 8-22990
FINRA CRD Number 6769

Pursuant to SEC rule 17a-5(d) (1)(i) the above referenced broker/dealer hereby submits it certified 2016 annual audit. The firm retained the same accountants as the prior year.

As noted in a prior submitted designation of accountant statement filed pursuant to SEC Rule 17a-5(f) (2) the contractual commitment to the accountants is of a continuing nature for successive annual audits.

Our independent public accounting firm is EEPB, P.C. which is registered with the Public Company Accounting Oversight Board (PCAOB). Registration number 879.

If you have any questions about the audited report please contact me.

Very truly yours,

Alan Bagwell, COO/Finop

2950 North Loop West, Suite 1200 | Houston, Texas 77092
713-622-0016 | **www.eepb.com**

KEEL POINT CAPITAL, LLC

December 31, 2016

Financial Statements

EEPB PC

CPAs & BUSINESS ADVISORS